SEC Mail Proces

MAR 02 2020

Washington, DC

20008825

ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dough LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. Aberdeen St.
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Goad (312) 880-9620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1 South Wacker Dr.	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EB

Dough LLC
Financial Report
December 31, 2019

Filed public information pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

OATH OR AFFIRMATION

I, Kyle Goad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dough LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CASE M SOSNOFF
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 30, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Member of Dough LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Dough LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 28, 2020

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Dough LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	11,790,840
Receivable from broker dealers, net		1,072,897
Fixed assets, less accumulated depreciation of $32,366		256,103
Internally developed technology at fair value, less accumulated amortization of $183,334		1,816,666
Tradename, less accumulated amortization of $39,286		1,160,714
Goodwill		3,152,532
Other assets		101,581
Total assets	**$**	**19,351,333**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	138,970
Payable to parent		127,981
Accrued payroll and related liabilities		108,095
Total liabilities		**375,046**
Total member's equity		**18,976,287**
Total liabilities and member's equity	**$**	**19,351,333**

See Notes to Statement of Financial Condition

Dough LLC
Notes to Financial Statement
December 31, 2019

1. Organization and Nature of Business

Dough LLC (the Company) is a Delaware limited liability company that is a wholly-owned subsidiary of tastytrade, Inc. (the Parent) as of July 19, 2019. Prior to the acquisition by the Parent, ownership was shared by Peak6 Investments LLC (50%), a Delaware limited liability company, and tastytrade, Inc. (50%), a Delaware corporation. tastytrade, Inc. paid a total of $5,000,000 in cash to Peak6 Investments LLC ("Peak6") to acquire 2 of the 3 voting interests and all 600,000 outstanding membership units in the Company, representing a change of control of the Company. This acquisition was made by the Parent with the intent to diversify the products and services offered to the larger market. The Parent elected to apply pushdown accounting for the net assets acquired.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company launched operations in September 2019 and operates a platform to facilitate the opening of customer accounts and securities transactions. The Company conducts business on a fully disclosed basis with Apex Clearing Corporation, pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and files an Exemption Report as described in SEA Rule 17a-5.

Basis of presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

2. Business Combination

On June 11, 2019, tastytrade, Inc. entered into a purchase agreement to acquire 100% of the capital of Dough LLC. The purchase was closed at the end of business on July 18, 2019. The fair value the Company was $8,750,000, which includes $5,000,000 consideration paid to Peak6 and the fair value of the Parent's previously held 50% equity interest of $3,750,000. The fair value of net assets acquired was allocated to the Company and was based on a valuation performed as of the acquisition date. Fair values were estimated by management based on information currently available, including third-party valuations and estimates of future operating results. The primary methods used in determining the fair value estimates were the discounted cash flow method, multi-period excess earnings method, relief from royalty method, return on assets method, and replacement cost method. The valuation performed estimated goodwill in the amount of $3,152,532, which was the result of a positive economic outlook and future prospects of the Company. There were no costs associated with this transaction.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

	Useful life	
Identifiable current assets acquired through acquisition		$ 2,575,647
Fixed assets		280,419
Identifiable intangible assets		
Technology	5 years	2,000,000
Tradename	14 years	1,200,000
Goodwill		3,152,532
Total assets acquired		$ 9,208,598
Total liabilities		(458,598)
Net assets acquired		**$ 8,750,000**

3. Summary of Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life ranging from three to five years.

Goodwill

Goodwill acquired in conjunction with a business combination and the application of pushdown accounting determined to have an indefinite life is not amortized, but is instead tested for impairment at least annually in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Update, (ASU) 2017-04, *Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*.

Intangible assets

Intangible assets with estimable useful lives are amortized over their respective useful lives on a straight-line basis and tested for impairment when impairment indicators are present in accordance with ASC 360—*Property, Plant, and Equipment.*

Income taxes

As a limited liability company, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes. In accordance with the provisions set forth in the Accounting Standards Codification (ASC) 740, Income Taxes, management has reviewed the Company's tax positions for all open tax years, which includes 2016 to 2019, and concluded that as of December 31, 2019, a provision for income taxes is not required.

Revenue recognition

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the new revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Payment for order flow

Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis.

Principal transactions, interest and dividends

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Recent accounting pronouncements
Current expected credit losses
In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts, as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019. The Company adopted ASU 2016-13 effective on January 1, 2020 using the modified retrospective method and it did not have a material impact on its financial statements.

4. Receivables
Amounts receivable from our broker-dealers at December 31, 2019 consisted of the following:

		December 31, 2019
Cash deposit	$	1,001,073
Cash balance – PAB accounts		71,500
Recievable from broker-dealers		324
Total receivable from broker-dealers, net	**$**	**1,072,897**

The Company is required to maintain a deposit of $1,000,000 with its clearing broker.

5. Fixed assets
Fixed assets consisted of the following:

	Useful life		December 31, 2019
Computers	5 years	$	288,469
Total cost:			**288,469**
Less: accumulated depreciation and amortization			(32,366)
Total fixed assets and internally developed software, net		**$**	**256,103**

6. Goodwill and intangible assets
Intangibles
Use of the Excess Earnings Method estimated the value of Dough's internally developed technology to be $2,000,000 as of the acquisition date. This valuation is reflective of the costs of materials consumed, services provided by third party vendors, payroll and payroll-related costs, including travel incurred by the developers during the development process. The amount of the technology was further adjusted based on an analysis of the value of the technology to the greater market. As of the change in control on July 18, 2019, there were no more costs capitalized and amortization began to be allocated equally over the estimated 5-year useful life.

The value of the trade name intangible asset was $1,200,000 as of the acquisition date using the Relief from Royalty Method. This asset was estimated to have a 14-year useful life.

Goodwill and intangible assets (continued)
As the Company did not begin offering its product to the external market until September 2019, all long-lived assets identified as of the acquisition date were tested for impairment in accordance with (ASC) 360, *Property, Plant, and Equipment*. All long-lived assets passed the recoverability test. As of December 31, 2019, no impairment was required.

Intangible assets consisted of the following:

		December 31, 2019		
	Useful Lives	Book value	Accumulated Amortization	Net
Tradename	14 years	$ 1,200,000	$ (39,286)	$ 1,160,714
Technology	5 years	2,000,000	(183,334)	1,816,666
		3,200,000	**(222,620)**	**2,977,380**

Goodwill
The acquisition on July 18, 2019 was accounted for under the purchase method of accounting prescribed in Accounting Standards Codification (ASC) 805, *Business Combinations*. The enterprise value was allocated to the net tangible and identifiable intangible assets based on their estimated fair values. The excess consideration transferred over the net tangible and identifiable intangible assets was recorded to goodwill in the amount of $3,152,532.

Goodwill is tested for impairment annually on December 31, or more frequently if circumstances indicate a potential impairment exists. The Company's goodwill impairment review compares the estimated fair value of the reporting unit against its aggregate carrying value, including goodwill. The Company estimates the fair value of its reporting units using the income and market methods of valuation, which include the use of estimated discounted cash flows. Based on this analysis, if the Company determines the carrying value of the segment exceeds its fair value, then it completes the second step to determine the fair value of net assets in the segment and quantify the amount of goodwill impairment.

As of December 31, 2019, the Company early adopted and applied the guidance under the Financial Accounting Standards Board (FASB) Accounting Standards Update, (ASU) 2017-04, *Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,* and completed a quantitative assessment to determine if the carrying amount of goodwill was impaired.

Based on the impairment test performed, the Company determined there was no impairment as of December 31, 2019.

7. Related parties
The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost. Prior to the acquisition on July 18, 2019, Peak6 paid all of the Company's payroll and benefit expenses. Compensation, benefits and payroll taxes were paid by tastytrade from July 19, 2019 through December 31, 2019, including allocated marketing and developer staff expenses of the Parent. At December 31, 2019, $127,981 remained due to the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document. As a result of the acquisition, employees of the Company were transitioned from the 401(k) plan of Peak6 to the Parent plan. At December 31, 2019, $4,641 remained due to the Parent for matching contributions.

8. Stock-based compensation

The Company maintains stock-based compensation in the form of an equity incentive plan (the Plan). All of the options outstanding pursuant to the Plan are options to buy common membership interest (interests) of the Company granted to employees of the Company. Under the terms of the Plan, the Company may grant eligible officers, employees, directors, and other individuals performing direct services for the Company equity incentive awards up to 10% of the total number of the Company's interests. Options outstanding to employees represented 4% of the Company's interests as of December 31, 2019.

9. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

10. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. At December 31, 2019, the Company's net capital was $12,488,691 which was $12,238,691 in excess of its minimum requirement of $250,000. The net capital rules might effectively restrict the distribution of equity to the Parent.

11. Off-balance-sheet risk and concentration of credit risk

Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

12. Subsequent Events

The Company has evaluated events subsequent to the date the financial statements were issued. Management has determined that there have been no material subsequent events that occurred during such period which require disclosure in the Company's financial statements.